EXHIBIT 1

June 15, 2004

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX  -  ERF.un

NYSE -  ERF

ENERPLUS CLOSES OFFERING OF SUBSCRIPTION RECEIPTS

Enerplus Resources Fund (“Enerplus”) is pleased to announce the closing of the previously announced subscription receipt financing.  At closing, a total of 8.8 million subscription receipts were issued at a price of CDN$34.30 per receipt for gross proceeds of CDN$301.8 million, which includes the full exercise by the underwriters of their option to purchase an additional 2.2 million subscription receipts. The syndicate of underwriters was lead by CIBC World Markets Inc.

The net proceeds of this offering will be used to finance a portion of the acquisition of the ChevronTexaco assets announced on May 25, 2004. The acquisition is expected to close on or about June 30, 2004, at which time, the subscription receipts will be exchanged on a one-for-one basis into Enerplus trust units and the June 2004 cash distribution of CDN$0.35 per unit will be paid to the holders of those subscription receipts. Further details regarding the exchange of the subscription receipts into trust units will be provided closer to the date of the acquisition closing. The receipts will trade on the Toronto Stock Exchange under the ticker symbol “ERF.R” until such time as the receipts are converted into trust units.

The securities being offered by Enerplus have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act.  This release does not constitute an offer for sale of the subscription receipts or trust units in the U.S. and any public offering of securities in the U.S. will be made by means of a prospectus.

Enerplus Resources Fund, established in 1986, is North America’s largest conventional oil and natural gas income fund with approximately 103.5 million trust units outstanding, after giving effect to this offering.  Trading on both the Toronto Stock Exchange and the New York Stock Exchange, Enerplus offers investors a high yield investment that pays monthly cash distributions and is an eligible investment for all RRSPs, RRIFs, IRAs and RESPs.

For further information please contact Eric Tremblay, Senior Vice President, Capital Markets or Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.